 New frontiers for Volvo Ocean Race - 2008-09

GOTEBORG, Sweden--(BUSINESS WIRE)--June 17, 2006--Organisers of the Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) Ocean Race today announced a raft of ground-breaking changes to the event format with the most significant being an alteration to the four-year cycle with the next race taking place in 2008-2009.

The race route has also changed with port stopovers in Asia, the Middle East and the west coast of the United States under consideration. Though the exact course has yet to be finalized, the start port will be confirmed in the next few days.

The Volvo Open 70, the world's fastest monohull, which made its record-breaking race debut in 2005-06, will also be the choice of design for 2008-09.

The announcement was made at a press conference in Goteborg - the finish port of the 2005-06 race. Glenn Bourke, the CEO of the Volvo Ocean Race, was joined in unveiling plans for the 2008-09 event by Leif Johansson, President and CEO Volvo Group and Fredrik Arp, President and CEO Volvo Car Corporation.

'This is an exciting time in the long and proud history of the Volvo Ocean Race (formerly The Whitbread Round the World Race)' Bourke said. We felt it was prudent to add new territories to consolidate the race's position as a truly global sporting spectacle.

'We introduced evolutionary change in 2005-06 with the Volvo Open 70, in-port racing and an aggressive approach to our marketing communications with the clear intention of spreading the appeal and the fascination of the race to a broader audience. The race in 2008-09 will take that evolutionary process to the next level.'

Bourke added that there were at least two confirmed entries for the 2008-09 race. 'It is unprecedented for us to be in a position to announce confirmed entries so far ahead of the start of the next iteration of the event. It underlines an overwhelming desire on the part of syndicates and sponsors to be part of the brave new world we have mapped out. We are at a more advanced stage with the planning and preparation for the next event than we have ever been.

'In addition to the two confirmed entries we have had positive discussions with a number of potential syndicate sponsors. We fully expect some of the existing syndicates to confirm their participation over the coming months. Furthermore, we are a long way down the road in negotiations with ports in the new territories we plan to visit - that includes Asia and the Middle East. We will also announce the start port for the 2008-09 shortly.'

Referring to the break in the traditional four-year cycle of the race, Bourke said: 'The feedback we have had from existing and prospective syndicates and sponsors has shaped our thinking on the time frame of the race.

'We have brought the race forward in order to capitalize on the momentum that has been built up during the 2005-06 race and the excitement generated among non-sailing audiences by the Volvo Open 70. These stunning boats have captured the imagination of a whole new set of fans.'

Bourke said that the general feeling among race stakeholders was that four years was too long a break between events if a wider awareness of the race was to be sustained and sponsors were going to be able to maximise their involvement.

The speeds of the Volvo Open 70s, Bourke added, made it feasible to take the race to regions outside of the traditional route.

He said: 'We know that these boats are capable of covering vast distances in a short space of time. That has given us more options in choosing port stopover venues and has brought Asia and the Middle East into play. The die was cast to some extent because we started the 2005-06 race in Spain rather than in England, the traditional home of the Volvo Ocean Race start.'

The massive appeal of the race has grown to such an extent that television coverage of the 2005-06 event (up to mid-May 2006) broke through the 1 billion audience barrier. To date the total cumulative television audience for the race stands at 1.3 billion. This compares to an audience of 811 million for the entire 2001-02 race. It is expected that once a comprehensive evaluation has been completed the figure for 2005-06 will approach 2 billion.

It puts the event into the top echelon of global sports coverage with exposure in over 200 countries around the world and represents a compelling commercial opportunity for race partners and syndicate sponsors.

In a joint statement, Leif Johansson, President and CEO Volvo Group and Fredrik Arp, President and CEO Volvo Car Corporation, added that Volvo was delighted with the return the race had generated. It read: 'The Volvo Ocean Race has been a great success for us. Nearly two billion viewers have followed the race on TV and surveys confirm that it continues to strengthen the Volvo brand. Expanding the race to include Asia feels totally correct and we are looking forward to continuing to develop the Volvo Ocean Race competitively and commercially'.

Bourke attributes the increase in audience figures to a number of key elements of the 2005-06 race, not the least of which is the sailing challenge presented by the Volvo Open 70 and the widespread public appeal of the new generation of ocean racer.

'The Volvo Open 70 does a lot of the talking for us,' he said. 'We are all in awe of their speed and performance. Thrown in the fact that you have 10 guys on board attempting to tame this beast in hostile weather conditions or cajole every last ounce of speed from them in the lighter airs, on a race track of over 31,000 nautical miles, and you have all the ingredients for cutting edge drama.'

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CONTACT: Volvo Ocean Race
Cameron Kelleher, +44 (0) 7795 185 430
cameron.kelleher@volvooceanrace.org
or
AB Volvo
Marten Wikforss, +46 31 661127 or +46 705 591149
or
Volvo Car Corporation
Christer Gustafsson, +46 31 596525 or +46 708 20 80 15